Exhibit 99.1

argenx announces results of Annual General Meeting of Shareholders

May 7, 2024 – 5:30pm ET

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, announced the results of its Annual General Meeting of shareholders held today.

All items on the agenda received a majority of votes in favor except for agenda item 5 (adoption of the remuneration policy).

As part of the approved resolutions:

•	The Company's annual report and annual accounts for the financial year ending December 31, 2023 were approved;

•	Dr. Brian L. Kotzin has been appointed as non-executive director to the Board of Directors for a term of four years. Dr. Kotzin brings broad medical and scientific research and development experience to the Board, supporting the Company’s innovation mission across therapeutic areas.

•	Peter Verhaeghe and Dr. Pamela Klein have been re-appointed as non-executive directors to the Board of Directors for a term of 2 years;

•	The Board of Directors was authorized to issue shares and grant rights to subscribe for shares in the share capital of the Company for up to 10% of the outstanding share capital at the date of the meeting and for a period of 18 months from the meeting and to limit or exclude statutory pre-emptive rights;

•	An amendment of the articles of association of the Company was approved

•	Deloitte Accountants B.V. has been appointed as the Company's auditor for the 2024 financial year; and

•	Ernst & Young Accountants LLP has been appointed as the Company's auditor for the 2025 financial year.

The voting result and all documents relating to the shareholders’ meeting will be available on the argenx website at www.argenx.com/investors/shareholder-meetings.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first-and- only approved neonatal Fc receptor (FcRn) blocker in the U.S., the EU and UK, and Japan. The Company is evaluating efgartigimod in multiple serious autoimmune diseases and advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit https://www.argenx.com/ and follow us on LinkedIn, Twitter, and Instagram.

For further information, please contact:

Media:

Ben Petok

Bpetok@argenx.com

Investors:

Alexandra Roy (US)

aroy@argenx.com

Lynn Elton (EU)

lelton@argenx.com